Exhibit 99.2

Clifford Chance LLP

Contract number (FI No.): 85217

Serapis No.: 2015-0572

EUROPEAN INVESTMENT BANK AND BIONDVAX PHARMACEUTICAL LTD
FINANCE CONTRACT BIONDVAX UNIVERSAL FLU VACCINE (IDFF)

 Dated [●] 2017

THIS CONTRACT IS MADE ON [●] JUNE 2017 BETWEEN:

(1)	THE EUROPEAN INVESTMENT BANK having its seat at 100 boulevard Konrad Adenauer, L-2950 Luxembourg (the “Bank”); and

(2)	BIONDVAX PHARMACEUTICAL LTD., a company incorporated in Israel, having its registered office at 14 Einstein Street 4th Floor, Weizmann Science Park, Ness-Ziona, 74036, Israel (the “Borrower”).

WHEREAS:

(A)	The Borrower has stated that it is undertaking a clinical research and development project in the area of infectious diseases (more specifically the M-001 universal flu vaccine) in Israel as more particularly described in the technical description (the “Technical Description”) set out in Schedule A (the “Investment”). The total cost of the Investment, as estimated by the Bank, is EUR 45,000,000.

(B)	The Bank, considering that the financing of the Investment falls within the scope of its functions, agreed to provide the Borrower with a credit in an amount of EUR 20,000,000 under this Finance Contract (the “Contract”) to finance the Investment; provided that the amount of the loan hereunder shall not, in any case, exceed 50% of the cost of the Investment.

(C)	The Credit falls under a joint initiative between the Bank and the European Commission, which is intended as a new Bank financing instrument, to finance inter alia research projects and research infrastructure under the Horizon 2020 framework programme of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Programme).

(D)	The statute of the Bank provides that the Bank shall ensure that its funds are used as rationally as possible in the interests of the European Union; and, accordingly, the terms and conditions of the Bank’s loan operations must be consistent with relevant policies of the European Union.

(E)	The Bank considers that access to information plays an essential role in the reduction of environmental and social risks, including human rights violations, linked to the projects it finances and has therefore established its Transparency Policy, the purpose of which is to enhance the accountability of the EIB group towards its stakeholders and the citizens of the European Union in general.

(F)	The processing of personal data shall be carried out by the Bank in accordance with applicable European Union legislation on the protection of individuals with regard to the processing of personal data by the European Union institutions and bodies and on the free movement of such data.

It is hereby agreed as follows:

1.	Interpretation and Definitions

1.1	Interpretation

In this Contract:

1.1.1	References to Articles, Recitals, Schedules and Paragraphs are, save if explicitly stipulated otherwise, references respectively to articles of, and recitals, schedules and paragraphs of schedules to, this Contract. All Recitals and Schedules form part of this Contract.

1.1.2	References to a provision of law are references to that provision as amended or re-enacted.

1.1.3	References to any other agreement or instrument are references to that other agreement or instrument as amended, novated, supplemented, extended or restated.

1.2	Definitions

In this Contract:

“Accepted Tranche” means a Tranche in respect of a Disbursement Offer which has been duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline.

“acting in concert” means acting together pursuant to an agreement or understanding (whether formal or informal).

“Annual Financial Statements” means the audited financial statements of the Borrower, prepared in accordance with IFRS.

“Annual Vaccine Revenues” means, in respect of any Financial Year, the Net Sales revenues of the Borrower or, if the Borrower has entered into a Pharma Partnership Agreement, the Net Sales of the Partner.

“Authorisation” means an authorisation, permit, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Authorised Signatory” means a person authorised to sign individually or jointly Disbursement Acceptances on behalf of the Borrower and named in the most recent List of Authorised Signatories and Accounts received by the Bank.

“Business Day” means a day (other than a Saturday or Sunday) on which the Bank and commercial banks are open for general business in Luxembourg.

“Cash-on-Cash Multiple” means an amount defined as (x) divided by (y), where:

(x) is equal to all amounts received at that date by the Bank from the Borrower in respect of the repayment of the Tranches, and all amounts received as Variable Remuneration; and

(y) is equal to the total Loan disbursed.

”Change-of-Control Event” means any person or group of persons acting in concert gains control of the Borrower or of any entity directly or ultimately controlling the Borrower.

“Change-of-Law Event” means the enactment, promulgation, execution or ratification of or any change in or amendment to any law, rule or regulation (or in the application or official interpretation of any law, rule or regulation) that occurs after the date of this Contract and which, in the opinion of the Bank, would materially impair the Borrower’s ability to perform its obligations under the Finance Documents.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule E.

“Contract Number” shall mean the Bank generated number identifying this Contract and indicated on the cover page of this Contract after the letters “FI N°”.

“Control” means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise.

“Credit” has the meaning given to it in Article 2.1 (Amount of Credit).

“Criminal Offence” means any of the following criminal offences as applicable: fraud, corruption, coercion, collusion, obstruction, money laundering, financing of terrorism.

“Delisting Event” means any action or step is taken in relation to the delisting of the Borrower from the NASDAQ Stock Market.

“Disbursement Acceptance” means a copy of the Disbursement Offer duly countersigned by the Borrower.

“Disbursement Acceptance Deadline” means the date and time of expiry of a Disbursement Offer as specified therein.

“Disbursement Account” means, in respect of each Tranche, the account (specified by IBAN code, if the country is included in IBAN Registry published by SWIFT, or in the appropriate account format in line with the local banking practice, and BIC/SWIFT code of the bank) set out in the most recent List of Authorised Signatories and Accounts into which the Borrower has requested in the Disbursement Acceptance that disbursement of such Tranche be made.

“Disbursement Date” means the date on which actual disbursement of a Tranche is made by the Bank.

“Disbursement Offer” means a letter substantially in the form set out in Schedule C.

“Dispute” has the meaning given to it in Article 10.2.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with this Contract; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of either the Bank or the Borrower, preventing that party:

(i)	from performing its payment obligations under this Contract; or

(ii)	from communicating with other parties in accordance with the terms of this Contract,

and which disruption (in either such case as per (a) or (b) above) is not caused by, and is beyond the control of, the party whose operations are disrupted.

“Environment” means the following, in so far as they affect human health and social well-being:

(a)	fauna and flora;

(b)	soil, water, air, climate and the landscape; and

(c)	cultural heritage and the built environment,

and includes, without limitation, occupational and community health and safety.

“Environmental Approval” means any Authorisation required by Environmental Law.

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means European Union law, including principles and standards, and national laws and regulations, of which a principal objective is the preservation, protection or improvement of the Environment.

“EURIBOR” has the meaning given to it in Schedule B (Definition of EURIBOR).

“EUR” or “euro” means the lawful currency of the Member States of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

“Event of Default” means any of the circumstances, events or occurrences specified in Article 9 (Events of Default).

“Final Availability Date” means the date falling 36 months after the date of this Contract.

“Finance Documents” means this Contract and the Security Agreement.

“Finance Lease” means any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease.

“Financial Year” means the annual accounting period of the Borrower or the Partner, as relevant, ending on its accounting reference date.

“First Tranche” has the meaning given to it in Article 2.2.1(a).

“Horizon 2020 Framework EU Programme” has the meaning given in Recital (C).

“Horizon 2020 Legal Basis” means the Regulation 1291/2013 of the European Parliament and of the Council of 11 December 2013 establishing Horizon 2020 and Council Decision of 3 December 2013 establishing the specific programme implementing Horizon 2020.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Indebtedness” means any:

(a)	obligations for borrowed money;

(b)	indebtedness under any acceptance credit;

(c)	indebtedness under any bond, debenture, note or similar instrument;

(d)	instrument under any bill of exchange;

(e)	indebtedness in respect of any interest rate or currency swap or forward currency sale or purchase or other form of interest or currency hedging transaction (including without limit caps, collars and floors);

(f)	indebtedness under any Finance Lease;

(g)	indebtedness (actual or contingent) under any guarantee, bond security, indemnity or other agreement;

(h)	indebtedness (actual or contingent) under any instrument entered into for the purpose of raising finance;

(i)	indebtedness in respect of a liability to reimburse a purchaser of any receivables sold or discounted in the event that any amount of those receivables is not paid;

(j)	indebtedness arising under a securitisation; or

(k)	other transaction which has the commercial effect of borrowing.

“InnovFin Infectious Diseases Finance Facility” means a thematic pilot product under InnovFin (EU Horizon 2020 resources) for the financing of R&D activities targeting the development of vaccines, treatments and medical devices for infectious diseases.

“Intellectual Property Rights” means:

(a)	intellectual property of every designation (including, without limitation, patents, utility patents, trademarks, service marks, designs, business names, copyrights, database rights, design rights, domain names, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, which may now or in the future subsist) whether capable of registration or not; and

(b)	the benefit of all applications and rights to use such assets of the Borrower (which may now or in the future subsist).

“Investment” has the meaning given to that term in Recital (A).

“Israeli Companies Law” means the Israeli Companies Law, 1999.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Lead Organisation” means the European Union, the United Nations, the International Monetary Fund, the Financial Stability Board, the Financial Action Task Force and the Organisation for Economic Cooperation and Development.

“List of Authorised Signatories and Accounts” means a list, in form and substance satisfactory to the Bank, setting out: (i) the Authorised Signatories, accompanied by evidence of signing authority of the persons named on the list and specifying if they have individual or joint signing authority, (ii) the specimen signatures of such persons, and (iii) the name of the account beneficiary, IBAN code (or appropriate format in line with local banking practice) and SWIFT BIC of the bank account(s) to which disbursements may be made under this Contract.

“Loan” means the aggregate amount of Tranches disbursed from time to time by the Bank under this Contract.

“Material Adverse Change” means, any event or change of condition, which, in the opinion of the Bank has a material adverse effect on:

(a)	the ability of the Borrower to perform its obligations under the Finance Documents;

(b)	the business, operations, property, condition (financial or otherwise) or prospects of the Borrower; or

(c)	the legality, validity or enforceability of, or the effectiveness or ranking of, or the value of any Security granted to the Bank, or the rights or remedies of the Bank under the Finance Documents.

“Maturity Date” means, in respect of each Tranche, the sole repayment date falling on the fifth anniversary of the relevant Scheduled Disbursement Date.

“Merger Event” means any amalgamation, demerger, merger or corporate reconstruction in relation to the Borrower.

“Net Sales” means the total amount invoiced by the Borrower or Partner in connection with the sale of, or otherwise relating directly or indirectly to, the Vaccine or products or services derived from the Vaccine, across all indications and in all countries, provided that, with respect to sales which are not at arms-length and either are not in the ordinary course of business or according to then current market conditions for such a sale, this definition shall mean the total amount that would have been due in an arms-length sale made in the ordinary course of business and according to the then current market conditions for such sale or, in the absence of such current market conditions, according to the market conditions for the sale of products similar to the Vaccine, in all cases after deduction of:

(a)	excises, customs, duties and sales taxes (including value added taxes), or other similar governmental charges to the extent applicable to such sale and included in the invoice in respect of such sale;

(b)	normal and customary trade, cash and quantity discounts, rebates, chargebacks, credits or allowances, if any, actually granted or imposed on account of the sale of the Vaccine, or on account of price adjustments, including retroactive price adjustments or reductions imposed by public authorities, recalls, refunds, rejections or returns of Vaccines previously sold;

(c)	bad debts, provided that they are recorded as such in the books of the Borrower or the Partner (as relevant) in accordance with acceptable accounting principles and practices; and

(d)	normal and customary transportation and delivery charges actually incurred, including shipping insurance, to the extent that such items are separately itemised in the invoice.

“Non-EIB Financing” includes any loan (save for the Loan and any other direct loans from the Bank to the Borrower), credit bond or other form of financial indebtedness or any obligation for the payment or repayment of money originally granted to the Borrower) for a term of more than 3 (three) years.

“Partner” means the counterparty to the Borrower in a Pharma Partnership Agreement.

“Party” means a party to this Agreement.

“Payment Date” means the annual dates specified in the Disbursement Offer falling in each year, including the Maturity Date, save that, in case any such date is not a Relevant Business Day, it means the following Relevant Business Day without adjustment to the Variable Remuneration due under Article 4.1, except for those cases where repayment is made in a single instalment, when the preceding Relevant Business Day shall apply instead to this single instalment and to the final Variable Remuneration payment and only in this case, with adjustment to the Variable Remuneration due under Article 4.1.

“Permitted Disposal” means any disposal of assets which is permitted in accordance with Paragraph 7 of Schedule H.

“Permitted Guarantees” means each and every guarantee permitted in accordance with Paragraph 14 of Schedule H.

“Permitted Hedging” has the meaning given to such term in Paragraph 15 of Schedule H.

“Permitted Indebtedness” means Indebtedness of the Borrower which is permitted in accordance with Paragraph 13 of Schedule H.

“Permitted Security” means Security of the Borrower which is permitted in accordance with Paragraph 20(c) of Schedule H.

“Pharma Partnership Agreement” is an agreement through which the Borrower enters into an arrangement with other parties with the common aim of developing further and/or commercialising (monetising) the Vaccine.

“Prepayment Amount” means the amount of a Tranche to be prepaid by the Borrower in accordance with Articles 5.2, 5.3 or 9.1.

“Prepayment Date” means the date, which shall be a Payment Date, on which the Borrower proposes to effect prepayment of a Prepayment Amount.

“Prepayment Event” means any of the events described in Article 5.3 (Compulsory Prepayment).

“Prepayment Indemnity” means in respect of any Prepayment Amount, an amount to be paid in addition to such Prepayment Amount and equal to the greater of:

(a)	the amount, as determined by the Bank, required in order for the Bank to realise an internal rate of return on the relevant Prepayment Amount of 20%; and

(b)	the Prepayment Amount.

“Prepayment Notice” means a written notice from the Bank to the Borrower in accordance with Article 5.2.3.

“Prepayment Request” means a written request from the Borrower to the Bank to prepay all or part of the Loan, in accordance with Article 5.2.1.

“Reduced Prepayment Indemnity” means in respect of any Prepayment Amount, an amount to be paid in addition to such Prepayment Amount and equal to the product of 0.2 and the Prepayment Amount.

“Relevant Business Day” means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007 (TARGET2) is open for the settlement of payments in EUR.

“Repeating Representations” means each of the representations set out in Schedule G (Representations and Warranties) other than those Paragraphs thereof which are indentified with the words ”(Non-repeating)” at the end of the Paragraphs.

“Scheduled Disbursement Date” means the date on which a Tranche is scheduled to be disbursed in accordance with Article 2.2.2.

”Second Tranche” has the meaning given to it in 2.2.1(b).

“Security” means any mortgage, pledge, lien, charge, assignment, hypothecation, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Agreement” means the Israeli law document creating a floating charge over all assets of the Borrower, excluding the assets subject to the YEDA Licence Agreement, and a fixed charge over all of the Borrower’s unissued share capital and goodwill in favour of the Bank.

“Senior Management Change” means that Dr. Ron Babecoff or Dr. Tamar Ben-Yedidia has ceased to be actively involved in the management of the Borrower without the Bank having given its prior written consent to such a change.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Deduction” has the meaning given to it in 8.1.

“Technical Description” has the meaning given to it in Recital (A).

“Third Tranche” has the meaning given to it in 2.2.1(c).

“Tranche” means each disbursement made or to be made under this Contract. In the event that no Disbursement Acceptance has been received, Tranche shall mean a Tranche as offered under Article 2.2.2.

“Tradeable Securities” means 6,302,000 Biondvax Option No. 5 traded on the Tel-Aviv Stock Exchange (security number 1130400).

“Vaccine” means the M-001 universal flu vaccine, as more particularly described in the Technical Description.

“VAT” means the Israeli value added tax imposed pursuant to the Israel Value Added Tax Law of 1975 (including any successor law).

“Voluntary Non-EIB Prepayment” means a voluntary prepayment by the Borrower (for the avoidance of doubt, prepayment shall include a repurchase, redemption or cancellation where applicable) of a part or the whole of any Non-EIB Financing where:

(a)	such prepayment is not made within a revolving credit facility (save for the cancellation of the revolving credit facility);

(b)	such prepayment is not made out of the proceeds of a loan or other indebtedness having a term at least equal to the unexpired term of the Non-EIB Financing prepaid; or

(c)	following such prepayment the aggregate of the outstanding Loan and any other direct loans from the Bank to the Borrower constitutes more than 100% of the then aggregate outstanding Non-EIB Financing to the Borrower.

“YEDA” means the YEDA Research and Development Company Limited, which is the Technology Transfer Company of the Weizmann Institute of Science.

“YEDA Licence Agreement” means the agreement between the Borrower and YEDA dated 31 July 2003.

2.	Credit and Disbursements

2.1	Amount of Credit

By this Contract, the Bank establishes in favour of the Borrower, and the Borrower accepts, a credit in an amount of EUR 20,000,000 for the financing of the Investment (the “Credit”).

2.2	Disbursement procedure

2.2.1	Tranches

The Bank shall disburse the Credit in Euros in 3 Tranches. The amount of each Tranche shall be:

(a)	in respect of the first Tranche, a minimum of EUR 4,000,000 up to a maximum of EUR 6,000,000 (the “First Tranche”); and

(b)	in respect of the second Tranche, a minimum of EUR 4,000,000 up to a maximum of EUR 6,000,000 (the “Second Tranche”); and

(c)	in respect of the third Tranche, the undrawn balance of the Credit (the “Third Tranche”).

2.2.2	Disbursement Offer

Subject to Article 2.5, upon request by the Borrower, the Bank shall send to the Borrower a Disbursement Offer for the disbursement of a Tranche. The latest time for receipt by the Borrower of a Disbursement Offer is 10 (ten) days before the Final Availability Date. The Disbursement Offer shall specify:

(a)	the amount of the Tranche;

(b)	the Scheduled Disbursement Date, which shall be a Relevant Business Day, falling at least 10 (ten) days after the date of the Disbursement Offer and on or before the Final Availability Date;

(c)	the Payment Dates;

(d)	the Maturity Date; and

(e)	the Disbursement Acceptance Deadline.

2.2.3	Disbursement Acceptance

(a)	The Borrower may accept a Disbursement Offer by delivering a Disbursement Acceptance to the Bank no later than the Disbursement Acceptance Deadline. The Disbursement Acceptance shall be signed by an Authorised Signatory and shall specify the Disbursement Account to which disbursement of the Tranche should be made in accordance with Article 2.3 (Disbursement Account).

(b)	If a Disbursement Offer is duly accepted by the Borrower in accordance with its terms on or before the Disbursement Acceptance Deadline, and provided the conditions in Article 2.5 are met, the Bank shall make the Accepted Tranche available to the Borrower in accordance with the relevant Disbursement Offer and subject to the terms and conditions of this Contract.

(c)	The Borrower shall be deemed to have refused any Disbursement Offer which has not been duly accepted in accordance with its terms on or before the Disbursement Acceptance Deadline, in which case the Tranche shall not be made available to the Borrower by the Bank, and the Credit shall not be affected.

2.3	Disbursement Account

2.3.1	Disbursement shall be made to the Disbursement Account specified in the relevant Disbursement Acceptance, provided that such Disbursement Account is acceptable to the Bank.

2.3.2	Only one Disbursement Account may be specified for each Tranche.

2.4	Currency of disbursement

The Bank shall disburse each Tranche in EUR.

2.5	Conditions of Disbursement

2.5.1	Initial Documentary Conditions Precedent

No Disbursement Offer will be provided by the Bank under this Contract unless the Bank has confirmed that it has received all of the documents and other evidence listed in Schedule F (Initial Documentary Conditions Precedent) in form and substance satisfactory to it.

2.5.2	All Tranches - Documentary Conditions Precedent

No Disbursement Offer, including the first Disbursement Offer, will be provided by the Bank under this Contract unless the Bank has confirmed that it has received, in form and substance satisfactory to it a certificate from the Borrower in the form of Schedule D, signed by an authorised representative of the Borrower and dated no earlier than the date falling 10 (ten) days before the Scheduled Disbursement Date.

2.5.3	All Tranches – Other Conditions

The Bank will only be obliged to make any Accepted Tranche available to the Borrower if on the Scheduled Disbursement Date for the proposed Tranche:

(a)	the representations and warranties which are repeated pursuant to Article 7.2 are correct in all respects; and

(b)	no event or circumstance has occurred and is continuing which constitutes or would with the expiry of a grace period and/or the giving of notice under this Contract constitute:

(i)	an Event of Default; or

(ii)	a Prepayment Event other than pursuant to Article 5.3.1 (Cost Reduction),

or would, in each case, result from the disbursement of the proposed Tranche.

2.5.4	First Tranche

The disbursement of the First Tranche under 2.2.1 is conditional upon:

(a)	the Scheduled Disbursement Date falling on or before the date falling 12 months after the date of this Contract; and

(b)	receipt by the Bank, in form and substance satisfactory to it, on or before the date falling 10 (ten) Business Days before the Scheduled Disbursement Date, of evidence that the Borrower has funding available to it (from the Borrower’s resources or from a third party lender) in an amount equal to the amount of the First Tranche.

2.5.5	Second Tranche

The disbursement of the Second Tranche under 2.2.1 is conditional upon receipt by the Bank, in form and substance satisfactory to it, on or before the date falling 10 (ten) Business Days before the Scheduled Disbursement Date, of evidence:

(a)	the Scheduled Disbursement Date falling on or before the date falling 24 months after the date of this Contract; and

(b)	that the Borrower has funding available to it (from the Borrower’s resources or from a third party lender) in an amount equal to the amount of the Second Tranche; and

(c)	of the manufacturing of first clinical batch for the phase 3 clinical trials (as described in the Technical Description).

2.5.6	Third Tranche

The disbursement of the Third Tranche under 2.2.1 is conditional upon receipt by the Bank, in form and substance satisfactory to it, on or before the date falling 10 (ten) Business Days before the Scheduled Disbursement Date, of evidence:

(a)	that the Borrower has funding available to it (from the Borrower’s resources or from a third party lender) in an amount equal to the amount of the Third Tranche; and

(b)	of authorisation to launch the phase 3 clinical trials (as described in the Technical Description).

2.6	Cancellation

2.6.1	The Borrower may at any time by notice in writing to the Bank cancel, in whole or in part and with immediate effect, the undisbursed portion of the Credit. However, the notice shall have no effect in respect of an Accepted Tranche which has a Scheduled Disbursement Date falling within 5 (five) Business Days of the date of the notice.

2.6.2	The Bank may, by notice in writing to the Borrower, cancel the undisbursed portion of the Credit in whole or in part at any time and with immediate effect:

(a)	upon the occurrence of an event or circumstance which constitutes or would with the passage of time or giving of notice under this Contract constitute a Prepayment Event other than pursuant to Article 5.3.1 (Cost reduction) or an Event of Default; or

(b)	by an amount equal to the amount by which it is entitled to cancel the Credit pursuant to Article 5.3.1 (Cost reduction).

2.6.3	If an Accepted Tranche is not disbursed on the Scheduled Disbursement Date because the conditions precedent set out in Article 2.5.3 (All Tranches – Other Conditions) are not satisfied on such date, such Tranche shall be cancelled but the corresponding portion of the Credit shall not be cancelled.

2.7	Commitment Fee

The Borrower shall pay to the Bank a commitment fee on the daily undrawn uncancelled balance of the Credit from the date falling 24 months after the date of this Contract at a rate of 1% per annum, with the accrued commitment fee being payable on the Final Availability Date or, if the Credit is cancelled in full under Article 2.6 prior to the Final Availability Date, on the date of such cancellation.

2.8	Cancellation after expiry of the Credit

On the day following the Final Availability Date, and unless otherwise specifically agreed to in writing by the Bank, the part of the Credit in respect of which no Disbursement Acceptance has been provided in accordance with Article 2.2.3 shall be automatically cancelled, without any notice being served by the Bank to the Borrower and without liability arising on the part of either party.

2.9	Sums due under Article 2

Sums due under Article 2.6 (Cancellation) shall be payable in EUR. They shall be payable within 15 (fifteen) days of the Borrower’s receipt of the Bank’s demand or within any longer period specified in the Bank’s demand.

3.	The Loan

3.1	Amount of Loan

The Loan shall comprise the aggregate amount of Tranches disbursed by the Bank under the Credit.

3.2	Currency of repayment, interest and other charges

3.2.1	Repayments, Variable Remuneration and other charges payable in respect of each Tranche shall be made by the Borrower in EUR.

3.2.2	Any other payment shall be made in the currency specified by the Bank having regard to the currency of the expenditure to be reimbursed by means of that payment.

4.	Remuneration

4.1	Variable Remuneration

The Bank and the Borrower agree that in consideration of the Bank making the Credit available to the Borrower in accordance with this Contract, the Borrower shall pay to the Bank each year, on the Payment Date falling after the publication of the Annual Financial Statements, an amount equal to 3% of any Annual Vaccine Revenues as reported in the relevant Annual Financial Statements (the “Variable Remuneration”), provided that aggregate Variable Remuneration payable hereunder in one or more Financial Years shall not exceed an amount equal to the greater of:

4.1.1	an amount enabling the Bank to realise a Cash-on-Cash Multiple of 2.8;

4.1.2	the aggregate Variable Remuneration payable in respect of the ten Financial Years of the Borrower commencing on the Financial Year in which the Vaccine first becomes commercially sold by the Borrower, and provided that if the Borrower prepays the Loan in full by payment of the Prepayment Amount together with a Prepayment Indemnity in accordance with Article 5, the obligation on the Borrower to pay Variable Remuneration to the Bank will cease to apply.

For the avoidance of doubt, if after a period of ten Financial Years of the Borrower commencing on the Financial Year in which the Vaccine first becomes commercially sold by the Borrower, the Variable Remuneration received by the Bank has not led to the Bank having reached a Cash-On-Cash Multiple of 2.8, the Variable Remuneration will continue to be due until the Cash-On-Cash Multiple of 2.8 has been reached.

4.2	Interest on overdue sums

Without prejudice to Article 9, if the Borrower fails to pay any amount payable by it under the Contract on its due date, interest shall accrue on any such overdue amount from the due date to the date of actual payment at an annual rate equal to EURIBOR plus 2% (200 basis points), and shall be payable in accordance with the demand of the Bank. For the purpose of determining EURIBOR in relation to this Article 4.2, the relevant periods within the meaning of Schedule B shall be successive periods of one month commencing on the due date.

If the overdue sum is in a currency other than the currency of the Loan, the relevant interbank rate that is generally retained by the Bank for transactions in that currency plus 2% (200 basis points) shall apply, calculated in accordance with the market practice for such rate.

5.	Repayment

5.1	Normal repayment

The Borrower shall repay each Tranche, together with all other amounts outstanding under this Contract in relation to that Tranche (other than Variable Remuneration, which will continue to be payable in accordance with Article 4.1) in a single instalment on the Maturity Date of that Tranche.

5.2	Voluntary prepayment

5.2.1	Prepayment option

(a)	Subject to Articles 5.2.2 and 5.4 (General), the Borrower may prepay all or part of any Tranche, together with the Prepayment Indemnity, upon giving a Prepayment Request with at least 1 (one) month’s notice specifying (i) the Prepayment Amount, (ii) the Prepayment Date and (iii) the Contract Number.

(b)	The Prepayment Request may not be revoked or altered.

5.2.2	Prepayment Indemnity

If the Borrower prepays a Tranche under this Article 5.2, the Borrower shall pay to the Bank on the Prepayment Date the Prepayment Indemnity in respect of the Tranche which is being prepaid.

5.2.3	Prepayment mechanics

Upon presentation by the Borrower to the Bank of a Prepayment Request, the Bank shall issue a Prepayment Notice to the Borrower, not later than 15 (fifteen) days prior to the Prepayment Date. The Prepayment Notice shall specify the Prepayment Amount, the Prepayment Indemnity payable and the deadline by which the Borrower may accept the Prepayment Notice. The Borrower must accept the Prepayment Notice no later than such deadline as a condition to prepayment.

The Borrower shall make a prepayment in accordance with the Prepayment Notice and shall accompany the prepayment by the payment of the Prepayment Indemnity, as specified in the Prepayment Notice, and shall identify the Contract Number in the prepayment transfer.

5.3	Compulsory prepayment

5.3.1	Cost Reduction

If the total cost of the Investment at completion by the final date specified in the Technical Description falls below the figure stated in Recital (A) so that the amount of the Credit exceeds 50% of such total cost, the Bank may forthwith, by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the outstanding Loan up to the amount by which the Credit exceeds 50% of the total cost of the Investment.

5.3.2	Change Events

The Borrower shall promptly inform the Bank if:

(a)	a Change-of-Control Event has occurred or is likely to occur in respect of itself;

(b)	a Change-of-Law Event has occurred or is likely to occur;

(c)	a Senior Management Change has occurred or is likely to occur;

(d)	a Merger Event has occurred or is likely to occur; or

(e)	a Delisting Event has occurred or is likely to occur.

In such case, or if the Bank has reasonable cause to believe that such an event has occurred or is likely to occur, the Borrower shall, on request of the Bank, consult with the Bank as to the impact of such event. If 30 (thirty) days have passed since the date of such request and the Bank is of the opinion that the effects of such event cannot be mitigated to its satisfaction, or in any event if a Change-of-Control Event, Change-of-Law Event, Senior Management Change, Merger Event or Delisting Event has actually occurred, the Bank may by notice to the Borrower, cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan, together with accrued interest and all other amounts accrued or outstanding under this Contract.

5.3.3	Illegality

If it becomes unlawful in any applicable jurisdiction for the Bank to perform any of its obligations as contemplated in this Contract or to fund or maintain the Loan, the Bank shall promptly notify the Borrower and may immediately cancel the undisbursed portion of the Credit and/or demand prepayment of the Loan, together with accrued interest and all other amounts accrued or outstanding under this Contract.

5.3.4	Disposals

If the Borrower disposes of assets forming part of the Investment, without the approval of the Bank in accordance with Schedule H7(b) (Disposal of assets), the Borrower shall apply all proceeds of such disposal to prepay the Loan (in part or in whole) on the Payment Date following receipt of such proceeds. For the avoidance of doubt, entry by the Borrower into Pharma Partnership Agreements shall not constitute a disposal of assets under this Article 5.3.4.

5.3.5	Pari Passu to Non-EIB Financing

If:

(a)	A Voluntary Non EIB Prepayment has occurred; or

(b)	(i) a Voluntary Non EIB Prepayment is likely to occur and (ii) the Bank has requested a consultation in respect of such Voluntary Non EIB Prepayment and at least 30 (thirty) days have passed since the date of such request, the Bank may, by notice to the Borrower, cancel the undisbursed portion of the Credit and demand prepayment of the outstanding Loan. The proportion of the Loan that the Bank may require to be prepaid shall be the same as the proportion that the prepaid amount of the Non-EIB Financing bears to the aggregate amount of all Non-EIB Financing.

5.3.6	Prepayment Indemnity

In the case of a Prepayment Event in relation to a Tranche, other than following a Senior Management Change or pursuant to Articles 5.3.3 or 5.3.5, the Borrower shall pay to the Bank the Prepayment Amount together with the relevant Prepayment Indemnity.

5.3.7	Reduced Prepayment Indemnity

In the case of a prepayment following a Senior Management Change or an event pursuant to Article 5.3.5, in relation to a Tranche the Borrower shall pay to the Bank the Prepayment Amount together with the relevant Reduced Prepayment Indemnity.

5.3.8	No indemnity

In the case of a Prepayment Event specified in Article 5.3.3 in relation to a Tranche, prepayment may be effected without indemnity.

5.3.9	Prepayment mechanics

Any sum demanded by the Bank pursuant to Article 5.3 shall be paid on the date indicated by the Bank in its notice of demand, such date being a date falling not less than 30 (thirty) days from the date of the demand (or, if earlier, the last day of any applicable grace period permitted by law in respect of the event in Article 5.3.3).

5.4	General

5.4.1	A repaid or prepaid amount may not be reborrowed.

5.4.2	If the Borrower prepays a Tranche on a date other than a relevant Payment Date, the Borrower shall pay the Bank an administrative fee as notified by the Bank.

6.	Payments

6.1	Day count convention

Any amount due under this Contract and calculated in respect of a fraction of a year shall be determined based on a year of 360 (three hundred and sixty) days and the number of days elapsed.

6.2	Time and place of payment

6.2.1	If neither this Contract nor the Bank’s demand specifies a due date, all sums are payable within 15 (fifteen) days of the Borrower’s receipt of the Bank’s demand.

6.2.2	Each sum payable by the Borrower under this Contract shall be paid to the following account:

Account Holder:

Bank:

Account Number:

Swift Code:

or such other account notified by the Bank to the Borrower.

6.2.3	The Borrower shall provide the Contract Number as a reference for each payment made under this Contract.

6.2.4	Any disbursements by and payments to the Bank under this Contract shall be made using account(s) acceptable to the Bank. Any account in the name of the Borrower held with a duly authorised financial institution in the jurisdiction where the Borrower is incorporated or where the Investment is undertaken is deemed acceptable to the Bank.

6.3	No set-off by the Borrower

All payments to be made by the Borrower under this Contract shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

6.4	Disruption to Payment Systems

If either the Bank determines (in its discretion) that a Disruption Event has occurred or the Bank is notified by the Borrower that a Disruption Event has occurred:

6.4.1	the Bank may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Contract as the Bank may deem necessary in the circumstances;

6.4.2	the Bank shall not be obliged to consult with the Borrower in relation to any changes mentioned in Article 6.4.1 above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes; and

6.4.3	the Bank shall not be liable for any damages, costs or losses whatsoever arising as a result of a Disruption Event or for taking or not taking any action pursuant to or in connection with this Article 6.4.

6.5	Application of sums received

6.5.1	General

Sums received from the Borrower shall only discharge its payment obligations if and when received in accordance with the terms of this Contract.

6.5.2	Partial payments

If the Bank receives a payment that is insufficient to discharge all the amounts then due and payable by the Borrower under this Contract, the Bank shall apply that payment in or towards payment of:

(a)	first, any unpaid fees, costs, indemnities, expenses and accrued default interest due but unpaid under this Contract;

(b)	secondly, any Variable Remuneration;

(c)	thirdly, any principal due but unpaid under this Contract; and

(d)	fourthly, any other sum due but unpaid under this Contract.

6.5.3	Allocation of sums related to Tranches

In case of receipt of sums which cannot be identified as applicable to a specific Tranche, and on which there is no agreement between the Bank and the Borrower on their application, the Bank may apply these between Tranches at its discretion.

7.	Borrower Undertakings and Representations

7.1	The Borrower makes the representations and warranties set out in Schedule G (Representations and Warranties) to the Bank on the date of this Agreement.

7.2	The Repeating Representations are deemed to be made by the Borrower on the date of each Disbursement Acceptance, each Disbursement Date, each anniversary of the Disbursement Date and each Payment Date by reference to the facts and circumstances then existing.

7.3	The undertakings in Schedule H (General Undertakings) and Schedule I (Information and Visits) remain in force from the date of this Contract for so long as any amount is outstanding under this Contract or the Credit is available.

8.	Charges and Expenses

8.1	Taxes, duties and fees

The Borrower shall pay all Taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Contract or any related document and in the creation, perfection, registration or enforcement of any security for the Loan to the extent applicable.

The Borrower shall pay all principal, interest, indemnities and other amounts due under this Contract gross without any withholding or deduction of any national or local impositions or Taxes whatsoever (“Tax Deduction”), provided that if the Borrower is required by law or an agreement with a governmental authority or otherwise to make any Tax Deduction, it will gross up the payment to the Bank so that after making the Tax Deduction, the net amount received by the Bank is equivalent to the sum due.

8.2	VAT

Any and all payments made by the Borrower under any Finance Document shall be exclusive of VAT.

8.3	Other charges

The Borrower shall bear all charges and expenses, including professional, banking or exchange charges incurred in connection with the preparation, execution, implementation, enforcement, preservation of rights under and termination of the Finance Documents or any related document, any amendment, supplement or waiver in respect of the Finance Documents or any related document, and in the amendment, creation, management, enforcement and realisation of any security for the Loan.

8.4	Increased costs, indemnity and set-off

8.4.1	The Borrower shall pay to the Bank any sums or expenses incurred or suffered by the Bank as a consequence of the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or compliance with any law or regulation made after the date of signature of this Contract, in accordance with or as a result of which (i) the Bank is obliged to incur additional costs in order to fund or perform its obligations under this Contract, or (ii) any amount owed to the Bank under this Contract or the financial income resulting from the granting of the Credit or the Loan by the Bank to the Borrower is reduced or eliminated.

8.4.2	Without prejudice to any other rights of the Bank under this Contract or under any applicable law, the Borrower shall indemnify and hold the Bank harmless from and against any loss incurred as a result of any payment or partial discharge that takes place in a manner other than as expressly set out in this Contract.

8.4.3	The Bank may set off any matured obligation due from the Borrower under this Contract (to the extent beneficially owned by the Bank) against any obligation (whether or not matured) owed by the Bank to the Borrower regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Bank may set off in an amount estimated by it in good faith to be the amount of that obligation.

9.	Events of Default

9.1	Right to demand repayment

The Bank may demand (in writing) immediate repayment by the Borrower of all or part of the outstanding Loan (as requested by the Bank), together with accrued interest, any Prepayment Indemnity and all other accrued or outstanding amounts under this Contract, if:

(a)	any amount payable pursuant to this Contract is not paid on the due date at the place and in the currency in which it is expressed to be payable, unless (i) its failure to pay is caused by an administrative or technical error or a Disruption Event and (ii) payment is made within 3 (three) Business Days of its due date;

(b)	any information or document given to the Bank by or on behalf of the Borrower or any representation, warranty or statement made or deemed to be made by the Borrower in or pursuant to this Contract is or proves to have been incorrect, incomplete or misleading in any material respect;

(c)	following any default of the Borrower in relation to any loan, or any obligation arising out of any financial transaction, other than the Loan,

(i)	the Borrower is required or is capable of being required or will, following expiry of any applicable contractual grace period, be required or be capable of being required to prepay, discharge, close out or terminate ahead of maturity such other loan or obligation; or

(ii)	any financial commitment for such other loan or obligation is cancelled or suspended;

(d)	the Borrower is unable to pay its debts as they fall due, or suspends its debts, or makes or seeks to make a composition with its creditors including a moratorium and/or a stay of proceedings pursuant to Chapter 3 of Part 9 of the Israeli Companies Law, or commences negotiations with one or more of its creditors with a view to rescheduling any of its financial indebtedness, provided that, the Borrower may follow the procedure under section 350 of the Israeli Companies Law in relation to making an amendment to the terms of its Tradeable Securities (“Special Tradeable Securities Amendment”) if all of the following conditions are met (as determined in the Lender’s absolute discretion):

(i)	the Bank’s prior written consent is obtained to such amendment;

(ii)	the amendment (including the proceedings to obtain the amendment) would not cause the amounts payable under the Tradeable Securities to become due and payable prior to their specified maturity or allow any creditor to become entitled to declare such amounts as due and payable prior to their specified maturity;

(iii)	the amendment (including the proceedings to obtain the amendment) would not cause any Security granted in relation to the Tradeable Securities to become enforceable wholly or partially;

(iv)	the amendment (including the proceedings to obtain the amendment) would not be detrimental to Company and would not worsen the existing commercial terms of the Tradeable Securities in a way that would be adverse to the Company (for example by increasing the interest rate, shortening the term for payment or the weighted average life for payments and requiring additional Security); and

(v)	at the time of granting the amendment, the Company is solvent and there are no reasonable concerns relating to the Company’s ability to pay its debts as they fall due;

(e)	any corporate action, legal proceedings or other procedure or step is taken in relation to the suspension of payments, a moratorium of any indebtedness (including a stay of proceedings pursuant to Chapter 3 of Part 9 of the Israeli Companies Law), dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) or an order is made or an effective resolution is passed for the winding up of the Borrower, in each case, that is not dismissed, discharged, or terminated within 14 Business Days, or if the Borrower takes steps towards a substantial reduction in its capital, is declared insolvent or ceases or resolves to cease to carry on the whole or any substantial part of its business or activities or any situation similar to any of the above occurs under any applicable law, provided that, the Borrower may make a Special Tradeable Securities Amendment to the extent that all of the conditions specified in Article 9.1(d)(i) to (d)(v) (inclusive) above are met (as determined in the Lender’s absolute discretion);

(f)	an encumbrancer takes possession of, or a receiver, liquidator, administrator, administrative receiver or similar officer is appointed, whether by a court of competent jurisdiction or by any competent administrative authority or by any person, of or over, any part of the business or assets of the Borrower or any property forming part of the Investment, in each case, that is not dismissed or terminated within 14 Business Days;

(g)	the Borrower defaults in the performance of any obligation in respect of any other loan granted by the Bank or financial instrument entered into with the Bank;

(h)	the Borrower defaults in the performance of any obligation in respect of any other loan made to it from the resources of the Bank or the European Union;

(i)	the YEDA Licence Agreement is terminated;

(j)	any distress, execution, sequestration or other process is levied or enforced upon the property of the Borrower or any property forming part of the Investment and is not discharged or stayed within 14 (fourteen) Business Days;

(k)	a Material Adverse Change occurs, as compared with the position at the date of this Contract;

(l)	it is or becomes unlawful for the Borrower to perform any of its obligations under the Finance Documents, or any Finance Document is not effective in accordance with its terms or is alleged by the Borrower to be ineffective in accordance with its terms; or

(m)	the Borrower fails to comply with any other provision under the Finance Documents, unless the non-compliance or circumstance giving rise to the non-compliance is capable of remedy and is remedied within 20 Business Days from the earlier of the Borrower becoming aware of the non-compliance and a notice served by the Bank on the Borrower.

9.2	Other rights at law

Article 9.1 (Right to demand repayment) shall not restrict any other right of the Bank at law to require prepayment of the Loan.

9.3	Prepayment Indemnity

In case of demand under Article 9.1, the Borrower shall pay the Bank the amount demanded together with the relevant Prepayment Indemnity.

9.4	Non-Waiver

No failure or delay or single or partial exercise by either party in exercising any of its rights or remedies under this Contract shall be construed as a waiver of such right or remedy of such party. The rights and remedies provided in this Contract are cumulative and not exclusive of any rights or remedies provided by law.

10.	Law and Jurisdiction, Miscellaneous

10.1	Governing Law

This Contract and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of England and Wales.

10.2	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute (a “Dispute”) arising out of or in connection with this Contract (including a dispute regarding the existence, validity or termination of this Contract or the consequences of its nullity) or any non-contractual obligation arising out of or in connection with this Contract.

(b)	The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

(c)	This Article 10.2 is for the benefit of the Bank only. As a result and notwithstanding Article 10.2(a) above, it does not prevent the Bank from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Bank may take concurrent proceedings in any number of jurisdictions.

10.3	Agent of Service

Without prejudice to any other mode of service allowed under any relevant law, the Borrower hereby irrevocably appoints Pearl Cohen Zedek Latzer Baratz as its agent of service for the purposes of accepting service on its behalf of any writ, notice, order, judgement or other legal process. The Borrower agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

The Bank hereby appoints The Securities Management Trust Company of 8 Lothbury, London EC2 7HH to be its agent for the purpose of accepting service of legal process.

10.4	Place of performance

Unless otherwise specifically agreed by the Bank in writing, the place of performance under this Contract, shall be the seat of the Bank.

10.5	Evidence of sums due

In any legal action arising out of this Contract the certificate of the Bank as to any amount or rate due to the Bank under this Contract shall, in the absence of manifest error, be prima facie evidence of such amount or rate.

10.6	Third party rights

A person who is not a party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Contract.

10.7	Entire Agreement

This Contract constitutes the entire agreement between the Bank and the Borrower in relation to the provision of the Credit hereunder, and supersedes any previous agreement, whether express or implied, on the same matter.

10.8	Invalidity

If at any time any term of this Contract is or becomes illegal, invalid or unenforceable in any respect, or this Contract is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Contract or the effectiveness in any other respect of this Contract in that jurisdiction; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Contract or the effectiveness of this Contract under the laws of such other jurisdictions.

10.9	Amendments

Any amendment to this Contract shall be made in writing and shall be signed by the parties hereto.

10.10	Counterparts

This Contract may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

11.	Final Clauses

11.1	Notices to either party

Notices and other communications given under this Contract addressed to either party to this Contract shall be made to the address, facsimile number or e-mail address as set out below:

For the Bank	Attention: OPS/ENPST/3-GC&IF 100 boulevard Konrad Adenauer L-2950 Luxembourg Facsimile no: +352 437967397 Email address: innovfinidff@eib.org

For the Borrower

Attention: Department/Division

BiondVax Pharmaceuticals Ltd

14 Einstein Street 4th Floor,

Weizmann Science Park,

Ness-Ziona, 74036, Israel

Facsimile no.: +972 8-9302531

Email address: Info@biondvax.com

The Bank and the Borrower shall notify each other in writing upon changing any of their respective communication details.

11.2	Form of notice

Any notice or other communication given under this Contract must be in writing.

Notices and other communications, for which fixed periods are laid down in this Contract or which themselves fix periods binding on the addressee, may be made by hand delivery, registered letter, facsimile or e-mail. Such notices and communications shall be deemed to have been received by the other party on the date of delivery in relation to a hand-delivered or registered letter, on receipt of transmission in relation to a facsimile, on the date when the e-mail is sent in relation to an e-mail message sent by the Bank or when confirmed by return e-mail by an authorised officer of the Bank to have been received in readable form, in the case of an email sent to the Bank.

Other notices and communications may be made by hand delivery, registered letter, facsimile or e-mail.

Without affecting the validity of any notice delivered by facsimile or e-mail according to the paragraphs above, a copy of each notice delivered by facsimile or e-mail as applicable shall also be sent by letter to the relevant party on the next following Business Day at the latest.

Notices issued by the Borrower pursuant to any provision of this Contract shall, where required by the Bank, be delivered to the Bank together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of the Borrower and the authenticated specimen signature of such person or persons.

Any notice provided by the Borrower to the Bank by e-mail shall mention the Contract Number in the subject line and shall be in the form of a non-editable electronic image (pdf, tif or other common non-editable file format agreed between the parties) of the notice signed by one or more Authorised Signatories of the Borrower as appropriate, attached to the e-mail.

The Bank and the Borrower agree that communications sent in accordance with this Article 11.2 shall constitute admissible evidence in Court.

11.3	English language

(a)	Any notice or communication given under or in connection with this Contract must be in English.

(b)	All other documents provided under or in connection with this Contract must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Bank, accompanied by a certified English translation and, in this case, the English translation will prevail.

IN WITNESS WHEREOF the parties hereto have caused this Contract to be executed in three originals in the English language.

At [●], this [●] 2017

Signed for and on behalf of EUROPEAN INVESTMENT BANK	Signed for and on behalf of BIONDVAX PHARMACEUTICAL LTD.